BASF Aktiengesellschaft, 67056 Ludwigshafen, Germany

Ms. Donna Di Silvio

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Wednesday, January 17, 2007

Re:	BASF Aktiengesellschaft
Form 20-F for the fiscal year ended December 31, 2005
Filed March 14, 2006
File No. 1-15050

Dear Ms. Di Silvio,

We refer to your letter dated December 22, 2006 regarding the Annual Report on Form 20-F of BASF filed with the Commission on March 14, 2006 (“2005 Form 20-F”). For your convenience, your comments are presented in italicized bold text and our responses follow.

Item 15. Disclosure Controls and Procedures, page 54

1.              You disclose that information required to be disclosed is recorded, processed, summarized and reported on a timely basis. In future filings, when you define disclosure controls and procedures, please include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e). In this regard, please also state, if true, whether your controls and procedures are designed to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure” and whether your disclosure controls and procedures were effective to meet these objectives. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in this filing.

BASF Aktiengesellschaft	Sitz der Gesellschaft: 67056 Ludwigshafen	Aufsichtsrat: Jürgen Strube, Vorsitzender
67056 Ludwigshafen, Deutschland	Registergericht: Amtsgericht Ludwigshafen,
	Eintragungsnummer: HRB 3000	Vorstand: Jürgen Hambrecht, Vorsitzender;
Telefon +49 621 60-0		Eggert Voscherau, stellv. Vorsitzender;
Telefax +49 621 60-42525	Euro-Bankverbindung:	Kurt W. Bock, Martin Brudermüller, John Feldmann,
E-Mail: info.service@basf.com	Wintershall Bank GmbH, 34119 Kassel	Andreas Kreimeyer, Klaus Peter Löbbe,
Internet www.basf-ag.de	Konto-Nr. 400 505, BLZ 520 200 00	Stefan Marcinowski, Peter Oakley
IBAN DE67 5202 0000 0000 4005 05
SWIFT-BIC-Code WINBDE52XXX

In future filings, we will modify the wording of our statement, if applicable, as follows:

“As of December 31, 20XX, the end of the period covered by this report, BASF performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)). Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by BASF in the reports that BASF files or submits under the Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and is accumulated and communicated to our management, including BASF’s Chairman of the Board of Executive Directors and BASF’s Chief Financial Officer, the certifying officers, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives. Based on the foregoing, the Chairman of the Board of Executive Directors and the Chief Financial Officer concluded that BASF’s disclosure controls and procedures were effective as of December 31, 20XX, the end of the period covered by this report.”

We confirm that our conclusion regarding effectiveness of disclosure controls and procedures would not change had these statements been included in the 2005 Form 20-F.

2.              Please revise your disclosure in future filings and tell us if your officers concluded that disclosure controls and procedures were effective “as of the end of the period covered by the report.” Refer to Section II.F.3. of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm .

In future filings, we will revise our disclosure in response to this comment. Please see our response to “1.” above. Our officers concluded that our disclosure controls and procedures were effective as of the end of the period covered by the 2005 Form 20-F.

Item 18. Financial Statements, page F-1

Consolidated Balance Sheets, page F-4

3.              Please revise the face of the statement in future filings to present the line item cash and cash equivalents as required by IAS 1, paragraph 68. We note your parenthetical disclosure of cash and cash equivalents as part of the line item “Liquid funds.”

We will revise the face of the Consolidated Balance Sheets in our future filings accordingly. Instead of the line item “Liquid Funds” we will separately disclose the line items “Cash and cash equivalents” and “Marketable Securities”, as required by IAS 1, paragraph 68. “Cash and cash equivalents” includes all marketable securities with original maturities of three months or less as disclosed in our policy on page F-16 of 2005 Form 20-F. “Marketable Securities” only includes instruments that do not meet this definition.

Consolidated Statements of Cash Flows, page F-7

4.              Please refer us to the IFRS accounting literature you relied upon in reconciling to liquid funds in your statement of cash flows or revise accordingly in future filings. Also, we note your policy disclosure on page F-16 that cash and cash equivalents comprise marketable securities with original maturities of three months or less consistent with paragraph 7 of IAS 7. As such, it is not clear why marketable securities are included in your reconciliation to liquid funds and distinguished from cash and cash equivalents in your statement of cash flows. Please also revise to clarify the components of your cash and cash equivalents. See IAS 7, paragraph 45.

In our future filings we will present cash and cash equivalents as a separate line item on the face of the Consolidated Balance Sheets. Please see our response to “3.” above. The Consolidated Statements of Cash Flows will only present changes to “Cash and Cash equivalents” and reconciles to the corresponding line item on the face of the Consolidated Balance Sheets in our future filings. These revisions, together with the disclosure of our policy, which is consistent with IAS 7, provide clarity regarding the components of “Cash and Cash equivalents”.

Note 1. Summary of accounting policies, page F-8

Note 3. Effects of conversion to IFRS, page F-21

5.              Your disclosure indicates that your financial statements have been prepared in accordance with IFRS as adopted by the European Union. Release No. 33-8567 “First Time Application of International Reporting Standards” permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. A company that prepares its financial statements under EU GAAP can qualify for the accommodation if it provides an audited reconciliation from IFRS as adopted by the EU to IFRS as published the IASB. Please tell us whether your financial statements comply with IFRS as published by the IASB and whether there are any reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB. Explain why your current disclosure qualifies you for this accommodation. See also General Instruction G of Form 20-F.

BASF has omitted the earliest of the three years of audited financial statements required by Item 8.A.2 of Form 20-F as BASF satisfied the conditions set forth in General Instruction G of Form 20-F. Our 2005 Form 20-F satisfies the above conditions because (i) our 2005 Form 20-F relates to an earlier financial year than 2007; (ii) we adopted IFRS for the first time by an explicit and unreserved statement of compliance with IFRS; and (iii) our audited financial statements for the financial year 2005 to which the annual report relates are prepared in accordance with IFRS.

The following statement of compliance with IFRS, which is provided on page F-8 of our 2005 Form 20-F, discloses that those IFRS pronouncements that had not been endorsed by the EU as of December 31, 2005, our reporting date, did not have an impact on BASF’s financial statements:

“The Consolidated Financial Statements of BASF Aktiengesellschaft (“BASF” or “BASF Aktiengesellschaft”) were prepared for the first time according to the International Financial Reporting Standards (IFRS) valid as of December 31, 2005. All those IFRS valid in the reporting year 2005 as well as the pronouncements of the International Financial Reporting Committee (IFRIC) were adopted to the extent that they were endorsed by the European Union. IFRS, which had not been endorsed by the European Union until that time had no effect on BASF’s Consolidated Financial Statements. The Consolidated Financial

Statements of the BASF Group have been converted to IFRS retrospectively as of January 1, 2004. The effects of the first-time adoption of IFRS are shown in Note 3.”

BASF’s financial statements, as of and for the year ended December 31, 2005, complied with IFRS as published by the IASB. Accordingly, BASF was not required to provide a reconciliation of IFRS as endorsed by the European Union to IFRS as issued by the IASB and we have stated this opinion expressly in the above quoted paragraph. We, therefore, concluded that BASF satisfied the conditions set forth in General Instruction G of Form 20-F to omit from its Form 20-F 2005 the earliest of the three years of financial statements.

6.              Please include in your disclosure in future filings an explicit and unreserved statement of your compliance with IFRS as published by the IASB as required by IAS 1, paragraph 14.

We confirm that for the two years ended December 31, 2004 and 2005, there were no differences between our application of IFRS as adopted by the European Union and IFRS as published by the IASB. In future filings, we will continue to make an explicit and unreserved statement of compliance with IFRS as adopted by the European Union effective as of the reporting date, as required by IAS 1, adopted by the European Union.

Note 7. Other operating income, page F-35

7.              Please include your accounting policies regarding the valuation of accounts receivable and what triggers the reversal of your valuation allowance.

In our 2005 Form 20-F we disclosed our accounting policy for the valuation of accounts receivable in Note 1 on page F-15:

“Loans and receivables comprise financial assets with fixed or determinable payments, which are not quoted on an active market and are not derivatives or classified as available-for-sale. Other receivables and loans classified under “accounts receivable, trade,” “other receivables and other short-term assets,” and “other long-term assets” are included herein. Initial valuation is done at present value, which generally matches the nominal value of the receivable or loan. Interest-free and low-interest long-term loans and receivables are recorded at present value. Subsequent valuations are generally done at historical cost, under consideration of the effective interest method.”

We disclosed our accounting policy for the impairment of financial instruments, which include accounts receivable in Note 1 on page F-16:

“If there are indications of impairment in financial instruments, impairment write-downs are carried out. The indications include above all, a reduction in the fair value, a significant reduction in credit quality, the existence of transfer risks, payment delays, higher probability of insolvency, the necessity of debtor recapitalization or the disappearance of an active market.

We disclosed our accounting policy for the reversal of our valuation allowance of accounts receivable in Note 1 on page F-16:

“If the reason for a write-down for loans and receivables as well as held-to-maturity financial instruments no longer exists, the write-down is reversed up to the acquisition cost carried forward and recognized in income.”

We will continue to include our accounting policies regarding the valuation of accounts receivable and the reversal of our valuation allowance of accounts receivable in future filings.

Note 24. Other provisions, page F-57

8.              Please advise or expand your disclosure in future filings to include the amount expected to be incurred with respect to the activity and the cumulative amount to date for US GAAP. See SFAS 146, paragraph 20.

In future filings we will expand our disclosures to satisfy the disclosure requirements under SFAS 146, paragraph 20.

Closing comments

We hereby acknowledge that:

•                      BASF is responsible for the adequacy and accuracy of the disclosure in its filings;

•                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                      BASF will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*   *   *   *   *

If you have any further comments or require any additional information, please do not hesitate to contact us.

Sincerely,

Name: Eckhard Müller

Title: President Finance Division